Exhibit 2.1 - Acquisition of Mandarin Venture Equity (Cambodia) Ltd

VOLUNTARY SHARE EXCHANGE AGREEMENT

by and between

MANDARIN VENTURE EQUITY INC.

and

MANDARIN VENTURE EQUITY CAMBODIA LIMITED

and the shareholders of

MANDARIN VENTURE EQUITY CAMBODIA LIMITED

THIS VOLUNTARY SHARE EXCHANGE AGREEMENT (“Agreement”) is entered into and effective as of the 10th day of May, 2007 by and among Mandarin Venture Equity Inc., a Nevada corporation (“Mandarin”), located at 1455 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2 and Mandarin Venture Equity Cambodia Limited, a Cambodian corporation (“Cambodia”), located at Suite 122 – 124 Street 148, Phnom Penh, Cambodia, and the shareholders of Cambodia (the “Shareholders”), located at the addresses provided in Exhibit A, which is attached hereto and incorporated herein by reference (Mandarin, Cambodia and the Shareholders collectively, the “Parties”).

WHEREAS, Mandarin is a company duly incorporated in the State of Nevada, is in good standing; and

WHEREAS, Cambodia is a private company duly incorporated in Cambodia and is in good standing; and

WHEREAS, Mandarin and Cambodia have agreed to the acquisition of Cambodia by Mandarin through a voluntary share exchange of all of the outstanding stock of Cambodia for an aggregate of ten million (10,000,000) shares of the common stock of Mandarin, which will operate as parent of Cambodia immediately following the voluntary share exchange; and

WHEREAS, Cambodia’s Shareholders will receive 100,000 shares of common stock of Mandarin for each share of Cambodia that they hold; and

WHEREAS, the Shareholders will select either two-thirds or three-fifths of the members of the Board of Directors of Mandarin immediately following the Exchange; and

WHEREAS, the Parties expect that the Share Exchange will advance certain of their business objectives; and

NOW, THEREFORE, in consideration of these premises and the mutual promises made herein, and in consideration of the representations, warranties and covenants herein, the Parties agree as follows:

Definitions.

1.1     “Exchange” means the voluntary share exchange between Mandarin and the Shareholders;

1.2       “Mandarin Common Stock” means the common stock of Mandarin, par value $0.001 per share.

1.3	“Mandarin Share” means any share of the common stock of Mandarin.

1.4       “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency or political subdivision thereof).

1.5	“SEC” means the U.S. Securities and Exchange Commission.

1.6       “Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialman’s, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

1.7       “Subsidiary” means any corporation with respect to which a specified corporation owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities of that corporation to elect a majority of the directors.

1.8	“Cambodia Share” means any share of the capital stock of Cambodia.

Basic Transaction.

The Voluntary Share Exchange. The Parties, respectively, have deemed it advisable and in the best interests of the Parties, that Cambodia be acquired by Mandarin (the “Acquisition”). The Parties desire to accomplish the Acquisition by conducting a voluntary share exchange between the Shareholders and Mandarin, whereby Mandarin will authorize the offer and issuance of an aggregate of ten million (10,000,000) shares of its common stock to the Shareholders in exchange for all of the outstanding capital stock of Cambodia held by the Shareholders.

Exchange Rate. 100,000 shares of common stock of Mandarin will be issued and exchanged for each share of capital stock of Cambodia outstanding on the date of this Agreement. Attached as Exhibit A is a schedule showing the share position of the Shareholders in Cambodia and the number of shares of Mandarin common stock each will be offered.

Actions Prior to Closing. Prior to Closing, (i) Mandarin shall have available ten million (10,000,000) authorized shares of its common stock and (ii) shall make available information about Mandarin and the offering of its common stock as well as answer any questions the Shareholders may have.

The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Mandarin in Vancouver, British Columbia, commencing at 9:00 a.m. local time on the first business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).

Actions at the Closing. At the Closing, (i) Cambodia will deliver to Mandarin the various certificates, instruments and documents referred to in Section 6.1 below, and (ii) Mandarin will deliver to Cambodia the various certificates, instruments and documents referred to in Section 6.2 below.

2.7       Selection of Directors to Serve on Board of Directors of Mandarin. On the Closing Date, the Shareholders shall be entitled to select either two-thirds or three-fifths of the members of the Board of Directors of Mandarin, which Board shall not consist of less than three members.

Representations and Warranties of Cambodia and the Shareholders. Cambodia and the Shareholders represent and warrant to Mandarin that the statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3).

Organization, Qualification and Corporate Power. Cambodia is a corporation duly organized, validly existing and in good standing under the laws of Cambodia. Cambodia is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Cambodia has full power and authority to enter into and perform the transactions contemplated by this Agreement.

Capitalization. As of the date of this Agreement, the entire authorized capital stock of Cambodia consists of an unlimited number of Common Shares, no par value, of which 100 shares are issued and outstanding. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Cambodia to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Cambodia.

Authorization of Transaction. Cambodia has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder; provided, however, that the Share Exchange cannot be consummated unless and until each of the Shareholders signs this Agreement and executes a Subscription Agreement for the Mandarin common stock. This Agreement constitutes the valid and legally binding obligation of Cambodia and the Shareholders, enforceable in accordance with its terms and conditions.

Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Cambodia or the Shareholders are subject or any provision of the charter or bylaws of Cambodia or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Cambodia or the Shareholders are party to or by which they are bound or to which any of Cambodia’s assets is subject (or result in the imposition of any Security Interest upon any of Cambodia’s assets). Other than in connection with the provisions of Nevada law, Cambodia or the Shareholders are not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

Intellectual Property. Cambodia owns interests in and rights to certain mineral exploration properties, data bases and geological reports.

Assets. Cambodia covenants that its assets consist of those identified in Exhibit C, attached hereto and incorporated herein by reference.

Financial Statements. Cambodia will deliver to Mandarin copies of the following financial statements for Cambodia and any respective subsidiaries: Auditable financial statements for the year ended March 31, 2007.

Undisclosed Liabilities. Cambodia has no liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or not accrued, whether liquidated or not liquidated, and whether due or to become due), including any liability for taxes, except for (i) liabilities set forth on the face of the balance sheet dated as of the most recent fiscal period ended and (ii) liabilities which have arisen after the most recent fiscal period ended in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

Brokers’ Fees. Cambodia has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Residence of Investors. The Shareholders reside outside of the United States.

Liens and Litigation. Cambodia has no liens or encumbrances against it or its shares nor does Cambodia know of any current or intended legal claims against it.

No Registration Rights. The Shareholders will not have the right to demand that the Mandarin common stock they acquire through the voluntary share exchange be registered under the U.S. Securities Act of 1933, as amended.

Cambodia and the Shareholders understand the meaning and legal consequences of the representations and warranties contained in this Section 3 and agree to indemnify, defend and hold harmless Mandarin and each director, officer and shareholder thereof from and against any and all loss, damage or liability (including without limitation attorneys' fees) due to or arising out of a breach of any representation or warranty of the undersigned, except that Cambodia or the Shareholders do not waive any rights granted to them under federal or state securities laws.

Representations and Warranties of Mandarin. Mandarin represents and warrants to Cambodia and the Shareholders that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4).

Organization. Mandarin is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

Capitalization. The entire authorized capital stock of Mandarin consists of 200,000,000 shares of common stock, having a par value of $0.001 per share, of which 5,041,500 are duly issued and outstanding as of the date of this Agreement and 10,000,000 shares of preferred stock having a par value of $0.001 per share of which none are issued. The outstanding shares of Mandarin have been validly issued by it and are fully paid and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Mandarin to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Mandarin.

Authorization of Transaction. Mandarin has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Mandarin, enforceable in accordance with its terms and conditions.

Noncontravention. To the knowledge of any director or officer of Mandarin, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Mandarin is subject or any provision of the charter or bylaws of Mandarin or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Mandarin is a party or by which it is bound or to which any of its assets is subject except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement. To the knowledge of any director or officer of Mandarin, and other than in connection with the provisions of Nevada law, Mandarin does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement.

OTC Bulletin Board Listing. Mandarin intends to make all filings and do all things necessary to obtain and then maintain a listing on the NASD’s Over-the-Counter Bulletin Board and/or Pinksheets.com.

Brokers’ Fees. Mandarin has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

Liens and Litigation. Mandarin has no liens or encumbrances against it or its shares nor does Mandarin know of any current or intended legal claims against it.

Restricted Stock. The shares of Mandarin common stock have not been registered under the Act, nor under any state securities laws. An investment in such shares has not been approved by the SEC or by any state securities commission or similar body. Any representation to the contrary is unlawful.

Mandarin understands the meaning and legal consequences of the representations and warranties contained in this Section 4 and agrees to indemnify, defend and hold harmless Cambodia, and each director and officer thereof, and the Shareholders from and against any and all loss, damage or liability (including without limitation attorneys' fees) due to or arising out of a breach of any representation or warranty of the undersigned, except that Mandarin does not waive any rights granted to it under United States federal or state securities laws.

Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement.

General. Each of the Parties will use its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 6 below).

Notices and Consents. Each of the Parties will give any notices to third parties, and will use its reasonable best efforts to obtain any third party consents in connection with the matters referred to in Section 3.4 and Section 4.4 above.

Regulatory Matters and Approvals. Each of the Parties will give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Section 3.4 and Section 4.4 above.

Conditions to Obligation to Close.

Conditions to Obligation of Mandarin. The obligation of Mandarin to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions by Cambodia and the Shareholders:

this Agreement and the Exchange shall have been approved by unanimous consent of the directors of Cambodia;

Cambodia shall have procured all of the third party consents specified in Section 5 above, if any;

the representations and warranties set forth in Section 3 above shall be true and correct in all material respects at and as of the Closing Date;

the Shareholders shall each deliver to Mandarin a signed Subscription Agreement, the form of which is attached hereto as Exhibit B;

Cambodia shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) affect adversely the right of Mandarin to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

Cambodia and the Shareholders shall have delivered to Mandarin a certificate to the effect that each of the conditions specified above in Section 6.1 are satisfied in all respects; and

all actions to be taken by Cambodia and the Shareholders in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Mandarin.

Mandarin may waive any condition specified in this Section 6.1 if it executes a writing so stating at or prior to the Closing.

Conditions to Obligation of Cambodia and the Shareholders. The obligation of Cambodia and the Shareholders to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions by Mandarin:

this Agreement and the Exchange shall have been approved by unanimous consent of the directors of Mandarin;

Mandarin shall have procured all of the third party consents specified in Section 5 above, if any;

Mandarin shall file with the Secretary of State of Nevada the necessary documents to effect the share exchange, if any;

the representations and warranties set forth in Section 4 above shall be true and correct in all material respects through the Closing;

Mandarin shall deliver to the Shareholders certificates representing that number of Mandarin Shares to be issued to each of the Shareholders;

Reserved;

Mandarin shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

No action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

Mandarin shall have delivered to Cambodia a certificate to the effect that each of the conditions specified above in Section 6.2 are satisfied in all respects (by signing this agreement); and

all actions to be taken by Mandarin in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to Cambodia and the Shareholders.

Cambodia and the Shareholders may waive any condition specified in this Section 6.2 if each executes a writing so stating at or prior to the Closing.

Termination.

Termination of Agreement. Either Cambodia or Mandarin may terminate this Agreement with the prior authorization of its board of directors (whether before or after the Shareholders execute this Agreement) as provided below:

Cambodia and Mandarin may terminate this Agreement by mutual written consent at any time prior to the Closing Date;

Mandarin may terminate this Agreement by giving written notice to Cambodia and the Shareholders at any time prior to the Closing Date (A) in the event Cambodia or the Shareholders have breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Mandarin has notified Cambodia and the Shareholders of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (B) if the Closing shall not have occurred on or before October 31, 2002, by reason of the failure of any condition precedent under Section 6.1 hereof (unless the failure results primarily from Mandarin breaching any representation, warranty, or covenant contained in this Agreement); or

Cambodia may terminate this Agreement by giving written notice to Mandarin at any time prior to the Closing Date (A) in the event Mandarin has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Cambodia has notified Mandarin of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (B) if the Closing shall not have occurred on or before October 31, 2007, by reason of the failure of any condition precedent under Section 6.2 hereof (unless the failure results primarily from Cambodia or the Shareholders breaching any representation, warranty, or covenant contained in this Agreement).

Effect of Termination. If Mandarin or Cambodia terminate this Agreement pursuant to this Section 7, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach).

Miscellaneous.

Survival. None of the representations, warranties and covenants of the Parties (other than the provisions in this Agreement concerning the issuance of Mandarin Common Stock) will survive the Closing Date.

Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

Implementation. Each of the Parties shall take, or cause to be taken, all actions or do, or cause to be done, all things necessary, proper or advisable under the laws of the State of Nevada and the Country of Cambodia, including executing the necessary corporate consents for each Constituent Corporation, to consummate the Exchange.

Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing Date with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the laws of the State of Nevada. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

Attorneys’ Fees. In any action at law or in equity to enforce any of the provisions or rights under this Agreement, the prevailing party shall be entitled to recover from the other party or parties all of its costs, expense and reasonable attorneys’ fees incurred therein by the prevailing party, including costs, expenses and attorneys’ fees incurred on appeal.

Counterparts and Facsimile Signatures. This Agreement may be signed in counterparts, each of which shall be an original, but all of which shall constitute one and the same document. Signatures transmitted by facsimile shall be deemed valid execution of this Agreement binding on the parties.

Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated there under, unless the context otherwise requires.

Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Recitals. All recitals shall be construed as part of this Agreement.

Notices. All notices shall be in writing and shall be deemed to have been sufficiently given or served (i) immediately, when personally delivered, (ii) within three (3) days after being deposited in the mail, by registered or certified mail, or (iii) within one (1) day after being deposited with a reputable overnight mail carrier which provides delivery of such mail to be traced, addressed as indicated on the signature pages below.

If to Mandarin:	Mandarin Venture Equity Inc,

1455 – 409 Granville Street, Vancouver,

British Columbia, Canada V6C 1T2

If to Cambodia:	Mandarin Venture Equity Cambodia Limited
Suite 122 – 124 Street 148, Phnom Penh, Cambodia

If to the Shareholders:	At the addresses listed below their signature.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first set forth above.

Mandarin Venture Equity Inc.,	Mandarin Venture Equity Cambodia Limited,
a Nevada corporation	a Cambodia corporation

By: /s/L S John Weber	By: /s/J D Aagesen
Name: L. S. John Weber	Name: John D Aagesen
Its: President	Its: President

Shareholders of Mandarin Venture Equity Cambodia Limited:

By: /s/J D Aagesen

John D, Aagesen

431 Phrom Phong Station,
5 – 11 – 3 Soi Sukumvit, Klongtoev
Bangkok, Thailand 10110

By: /s/Ricky Ea

Ricky Ea

Suite 122 – 124 Street 148,
Phnom Penh, Cambodia

Parties

Liberty Mining International Pty Limited (a company incorporated in accordance with the laws of Western Australia, Australia [ACN 106 649 709], a wholly owned subsidiary of Transol Corporation Limited [ACN 089 224 402]) of Level 26, 500 Collins Street, Melbourne, Victoria, 3000; and

Facsimile Number +61 8 9463 7885

("LIB-CAM")

Mandarin Venture Equity (Cambodia) Ltd (incorporated as a private limited company in accordance with the laws of the Kingdom of Cambodia [Incorporation Approval Number 2933 PN.NTKh] [Registration Number CO 3241-06E],a wholly owned subsidiary of Mandarin Venture Equity Inc [Incorporation File Number C3934-2000]) of Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

(“MAN-CAM”)

Facsimile Number: # +855 23 986 916

("collectively referred to as the Parties")

Andong Bor Joint Venture
1. Purpose

The Parties wish to enter this Memorandum of Understanding ("this MOU") to record their undertakings and intentions to pursue negotiations in respect of a proposed joint venture agreement ("the Andong Bor Joint Venture Agreement") for the exploration and exploitation of minerals in the Andong Bor property (as described in Attachment A) in Thmar Puork and Phnum Srok districts, Banteay Meanchey province and Beteay Ampil and Chongkal districts, Ouddar Meanchey province in the Kingdom of Cambodia ("the Exploration Area").

2. Background

Pursuant to an Agreement on Exploration and Exploitation of Minerals in Thmar Puork and Phnum Srok Districts, Banteay Meanchey Province, Banteay Ampil and Chongkal Districts, Ouddar Meanchey Province between the Royal Cambodian Ministry of Industry, Mines and Energy ("the Ministry") and LIB-CAM dated 13 August 2007 ("the Exploration and Exploitation Agreement"), LIB-CAM is the sole contractor (100% holder) for the Ministry with respect to the Exploration Area during the term of any Mineral Exploration License and/or Industrial Mining License granted to LIB-CAM.

Prior to May 2008, LIB-CAM has incurred approximately six hundred thousand (US$600,000) US dollars on the Exploration Area in respect of among other things acquisition and exploration costs.

3. Payments to be made by MAN-CAM

MAN-CAM shall, in addition to incurring the Initial Expenditure and Further Expenditure described in Clause 6, be responsible for the following:

(a)  Upon the execution of this MOU and notwithstanding that the conditions precedent have not been satisfied, the payment of fifty thousand US dollars (US$50,000) to LIB-CAM as described in Attachment B;

(b) Joint Venture Administration Expenses described in Clause 7;

(c)  Pursuant to Clause 6, the costs involved in plant construction, commissioning and the ongoing operation costs of any minor production that is undertaken; and

(d) Pursuant to Attachment B, the payment to LIB-CAM of five hundred and fifty thousand US dollars (US$550,000).

4. Binding Nature

The Parties acknowledge and agree that this MOU is intended to be binding in accordance with its terms, provided that proceeding with the proposed Andong Bor Joint Venture Agreement is subject to satisfaction of the conditions precedent.

5. Conditions Precedent

Entry by the Parties into the Andong Bor Joint Venture Agreement is subject to the following conditions precedent:

(a)  LIB-CAM delivering all relevant exploration information and data to MAN-CAM;

(b) MAN-CAM being listed on the United States exchange "Pink OTC Markets Inc" by 15th July 2008 or such date which is reasonably acceptable by LIB-CAM and remaining listed on a reputable exchange; and

(c)  The preparation of the documentation described in Clause 9 and the approval of that documentation by LIB-CAM.

6. Andong Bor Joint Venture Agreement Terms

The purpose of the Andong Bor Joint Venture Agreement shall be to establish a joint venture between LIB-CAM and MAN-CAM to assess potential for and to develop and mine minerals in the Exploration Area.

The terms of the Andong Bor Joint Venture Agreement shall be negotiated pursuant to this MOU.

MAN-CAM has commissioned Mr Bot Gabor to carry out a geological report ("Geological Report") which shall be used to determine the proposed initial expenditure of $500,000 (" Initial Expenditure") and activities for the Andgong Bor joint venture. It is anticipated that the Geological Report will be received by the Parties on or about 15 July 2008.

It is anticipated that the Parties' respective interests under the Andong Bor Joint Venture Agreement will be apportioned in the following phases (further described below):

PHASE ONE:

(a)  MAN-CAM - 51% interest; and

(b) LIB-CAM - 49% interest.

PHASE TWO:

(a)   MAN-CAM - 70%; and

(b)   LIB-CAM - 30%.

In order to earn a 51% interest in the Exploration Area (Phase One), MAN-CAM is required to incur an Initial Expenditure of five hundred thousand US dollars (US$500,000) (exclusive of Joint Venture Administrative Expenses (as defined in Clause 7 below)) on the Exploration Area pursuant to the Geological Report and in any event no later than 30th June 2009. In the event MAN-CAM fails to promptly incur the Phase One Initial Expenditure in accordance with the Geological Report or by 30th June 2009 (whichever is earlier), MAN-CAM shall forfeit its right to earn a 51% interest and shall be deemed to have withdrawn from the Andong Bor Joint Venture Agreement, retaining no interest in the Exploration Area.

Upon earning a 51% interest, MAN-CAM shall have the option to elect within 12 Months to earn a further 29% (Phase Two) interest in the Exploration Area (being an aggregate 70% interest) by incurring expenditure of one million US dollars (US$1,000,000) ("Further Expenditure") (exclusive of Joint Venture Administration Expenses (as defined in Clause 7 below)) on the Exploration Area pursuant to the Geological Report and in any event no later than 30th June 2010. In the event MAN-CAM fails to make an election to earn a further 29% or fails to incur the Further Expenditure promptly as hereby described, MAN-CAM shall forfeit its right to earn a further 29% interest and shall be deemed to have earned a 51% interest in the Exploration Area.

It is agreed that upon formation of the Andong Bor joint venture, LIB-CAM shall have a free carried interest (with the exception of its own legal costs and administration costs) in the Exploration Area until the completion of a bankable feasibility study within six (6) years from the formation of the Andong Bor joint venture.

It is agreed that in the event MAN-CAM undertakes any minor or limited production on the Exploration Area during Phase One and Phase Two, LIB-CAM shall not be required to contribute to among other things, the costs of plant construction, commissioning and the ongoing operation costs of that production. It is also agreed that these costs are expressly excluded from Initial Expenditure and Further Expenditure.

It is further agreed that LIB-CAM shall be entitled to any proceeds that derive from the production described above in proportion to the interest it holds in the Exploration Area at that time.

The Andong Bor Joint Venture Agreement shall include a force majeure provision.

7. Joint Venture Administration Expenses

The joint venture administration expenses of the Andong Bor joint venture shall comprise of among other things, the following:

(a)   Exploration Area maintenance costs;

(b)   Rehabilitation and environmental costs;

(c)   Rent and other government fees and costs;

(d)   Joint venture management fees; and

(e)   General administrative costs associated with the maintenance of the Exploration Areas and the Andong Bor joint venture itself

("collectively the Joint Venture Administration Expenses").

8. Project Manager

Upon entry into the Andong Bor Joint Venture Agreement, MAN-CAM will undertake the role of project manager in relation to the Exploration Area.

As project manager, MAN-CAM will be responsible for inter alia:

(a)  Preparing a preliminary budget for the purposes of the projects anticipated by the Andong Bor Joint Venture Agreement;

(b) Re-evaluating and upgrading cost estimates and work programs according to the requirements of the projects anticipated by the terms and conditions of the Andong Bor Joint Venture Agreement; and

(c)  Ensuring compliance with the terms and conditions of the Explorations and Exploitation Agreement (and if required, any terms and conditions contained in the agreement described in Clause 9 (b)) and any laws, rules or regulations imposed by the government of the Kingdom of Cambodia.

9. Preparation of Andong Bor Joint Venture Agreement and other ancillary documentation

It is agreed that MAN-CAM shall be responsible for:

(a)    the preparation of the Andong Bor Joint Venture Agreement; and

(b)     if required pursuant to the Exploration and Exploitation Agreement, the preparation of an agreement between MAN-CAM and the Ministry containing the same terms and conditions as the Exploration and Exploitation Agreement.

10. Issue of MAN-CAM Shares

With effect on or from the date of entry into the Andong Bor Joint Venture Agreement by LIB-CAM, MAN-CAM shall cause Mandarin Venture Equity Limited to issue LIB-CAM or its legal nominee the Mandarin Venture Equity Limited shares as described in Attachment C.

11. Transaction Structuring

The Parties shall consult:

(a)  as to the possible methods of structuring, evidencing and carrying into effect transactions to implement this MOU; and

(b) to determine the content of and to execute any documents required to give effect to this MOU, the agreement it evidences or the transactions it contemplates.

It is acknowledged by the Parties that the descriptions of the anticipated transaction documents are by their nature preliminary and that documents which properly record the proposed arrangements and incorporate the key commercial terms set out in this MOU will be finalised based upon further negotiations between the Parties under this MOU.

12. Force Majeure

Neither Party shall be liable for any delay or failure to perform its obligations pursuant to this MOU if such delay is due to force majeure. If a delay or failure to perform obligations is caused or anticipated due to force majeure, the performance of the Party's obligation will be suspended. If a delay or failure to perform a party's obligations due to force majeure exceeds one hundred and twenty (120) days, either Party may immediately terminate the MOU by providing notice to the other Party.

For the purposes of this MOU, force majeure shall include among other things:

(a)  war, whether de jure or de facto, political faction disturbances in Cambodia or neighbouring countries, insurrection, civil disturbance, blockade, sabotage, embargo, strike and other labour conflict;

(b) riot, epidemic, earthquake, volcanic eruption, storm, flood or other adverse weather conditions, explosion, fire, lightning;

(c)  adverse order or direction of any government de jure or de facto or any instrumentality or subdivision thereof;

(d) act of God or the public enemy, breakdown of machinery having a major effect on the operation of the mineral operations, the detection of a large number of unexploded ordinance within the Exploration Area the making safe of which at a reasonable speed in the circumstances would take more than six (6) months, and any cause (whether or not of the kind hereinbefore described) over which the affected party has no reasonable control and which is of such a nature as to delay, curtail or prevent timely action by the party affected.

13. Time is of the Essence	Time is of the essence and the Parties agree to use their best endeavours to work together to enter into and complete each of the transactions contemplated by this MOU.
14. Exclusivity

From the date of this MOU until the earlier of completion or termination of the Andong Bor Joint Venture Agreement, the Parties hereby agree (unless expressly agreed by the other party) not to discuss with any third party any alternatives to all or any part of the transactions contemplated by this MOU other than

(a)  except to the extent permitted by this MOU or to the Party’s professional adviser or advisers, provide any information to any third party in connection with the transactions contemplated by this MOU permitted in accordance with Clause 16.

(b) except as is required by requirements for continuous disclosure for public companies.

15. Regulatory Approvals

All of the transactions contemplated by this MOU are subject to all regulatory approvals being achieved in a timely manner by the Parties.

The Parties agree that all negotiations, transactions or agreements contemplated by this MOU shall comply with among other things, relevant provisions and requirements of the Corporations Act 2001 and ASX Listing Rules, particularly Listing Rule 5.18 (provision of information by joint venture partners), SEC Rulings and Cambodian Government rulings.

16. Confidentiality and Disclosure

The Parties agree:

(a)  that any information which they may obtain concerning each other or a related party of the other will be kept confidential and will not be used for any purpose other than completing the transactions contemplated by this MOU;

(b) none of them will make any announcement or disclosure in relation to the transactions contemplated by this MOU without the prior written consent of the other Party, except to the extent required by law (including applicable ASX Listing Rules / SEC Pink Markets OTC) in which case the relevant Party shall (without derogating from its legal obligations) seek to consult with the other Party of the announcement or disclosure before making it and shall to the extent permitted by lawtake into account the views of the other Party when doing so. No reasonable consent shall be withheld.

17. Costs

1.   Subject to sub-item 2 of this item (“Costs”), each Party will bear its own costs in relation to the preparation and completion of this MOU.

2.   A Party which breaches this MOU shall pay the costs of the other Party resulting from the breach and/or thrown away as a result of the breach.

3.   It is agreed that MAN-CAM shall be responsible for the costs associated with the preparation, implementation and completion of the agreements described in Clause 9.

18. Governing Law

This MOU is governed by and is to be construed in accordance with the laws in force in Victoria, Australia and each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria, Australia.

EXECUTION

DATED the	day of	2008.

Signed for and on behalf of Liberty Mining International Pty Ltd [ACN 106 649 709 ]

Signed: ____________________________________________

Name: ____________________________________________

Position:                                                                             ____________________________________________

Date:___________________________________ 2008

Witness:

Signed: ____________________________________________

Name: ____________________________________________

Position:                                                                             ____________________________________________

Date:___________________________________ 2008

Signed for and on behalf of Mandarin Venture Equity (Cambodia) Ltd

Signed: ____________________________________________

Name: ____________________________________________

Position: ____________________________________________

Date:___________________________________ 2008

Witness:

Signed: ____________________________________________

Name: ____________________________________________

Position:                                                                             ____________________________________________

Date:___________________________________ 2008

ATTACHMENT A

Descriptions and/or Maps of Exploration Area

[referred to in Clause 1]

ATTACHMENT B

Payment Structure of Payments to LIB-CAM by MAN-CAM

[referred to in Clause 3(a) and 3(c)]

DATE/EVENT	AMOUNT (US$)
Upon the signing of this MOU	50,000
Upon the earlier of, completion of Mr Bot Gabor's Geological Report referred to in Clause 6 and completion of the Andong Bor Joint Venture Agreement being no later than 15 July 2008	100,000
15 August 2008	225,000
15 October 2008	225,000

ATTACHMENT C

Issue of Shares in Mandarin Venture Equity Ltd

[referred to in Clause 10]

Date of Issue	Equivalent $ Value of Shares
Upon execution of Andong Bor Joint Venture Agreement	200,000
31 July 2008	200,000
31 August 2008	200,000
30 September 2008	200,000
31 October 2008	200,000

All Shares in Mandarin Venture Equity Ltd will be valued at a deemed price of VWAP over fourteen (14) days prior to the date of each issue described in the table above. It is acknowledged and agreed by the Parties that depending on the VWAP price on each date of issue, more or less shares in Mandarin Venture Equity Ltd may be issued to LIB-CAM to ensure that LIB-CAM receives shares with an overall a value of one million US dollars (US$1,000,000).